UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 24, 2009
(Date of earliest event reported)

IGENE BIOTECHNOLOGY, INC.

(Exact name of registrant as specified in charter)

Maryland	*000-15888*	52-1230461
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

9110 Red Branch Road Columbia, Maryland	21045
(Address of principal executive of offices)	*(Zip code)*

(410) 997-2599

(Registrant's telephone number including area code)

n/a

(Former Name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03   **Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

On November 24, 2009, the directors of IGENE Biotechnology, Inc. (the "Company") unanimously resolved to delete Section 11 of Article 1 of the Bylaws of the Company and replace it with: "Informal Action by Stockholders. Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if a consent in writing setting forth such action is signed by the holders of the requisite number of shares as provided herein and who are entitled to vote thereon and such consent is filed with the records of stockholders' meetings."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IGENE BIOTECHNOLOGY, INC.

December 1, 2009   By:/S/ Stephen F. Hiu

                                                                            Stephen F. Hiu
                                                                            President